Exhibit 99.1

PEMBINA PIPELINE CORPORATION

Annual and Special Meeting of Shareholders

May 3, 2019

REPORT OF VOTING RESULTS

National Instrument 51-102 - Continuous Disclosure Obligations, Section 11.3

The following matters were voted upon at the Annual and Special Meeting of Shareholders of Pembina Pipeline Corporation (the "Corporation") held on May 3, 2019 in Calgary, Alberta. Each matter voted upon is described in greater detail in the Corporation's Management Information Circular dated March 15, 2019 (the "Information Circular"), which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Corporation's website at www.pembina.com.

Matters Voted Upon	Outcome of Vote	Votes For	Votes Against or Withheld, as applicable
1. The election of the following nominees as directors of the Corporation until the next annual meeting or until their successors are elected or appointed:
(a) Anne-Marie N. Ainsworth	Approved	99.52% (307,250,169)	0.48% (1,487,386)
(b) Michael H. Dilger	Approved	99.66% (307,694,072)	0.34% (1,043,483)
(c) Randall J. Findlay	Approved	98.93% (305,444,347)	1.07% (3,293,208)
(d) Maureen E. Howe	Approved	99.40% (306,886,363)	0.60% (1,851,192)
(e) Gordon J. Kerr	Approved	94.04% (290,323,966)	5.96% (18,413,589)
(f) David M.B. LeGresley	Approved	94.59% (292,046,870)	5.41% (16,690,685)
(g) Robert B. Michaleski	Approved	99.40% (306,898,995)	0.60% (1,838,560)
(h) Leslie A. O'Donoghue	Approved	94.21% (290,868,985)	5.79% (17,868,570)
(i) Bruce D. Rubin	Approved	99.63% (307,608,970)	0.37% (1,128,585)
(j) Jeffrey T. Smith	Approved	98.44% (303,908,620)	1.56% (4,828,935)
(k) Henry W. Sykes	Approved	94.68% (292,323,922)	5.32% (16,413,633)
2. The re-appointment of KPMG LLP, as auditors of the Corporation until the next annual meeting and that the Corporation’s Board of Directors be authorized to fix the auditors' remuneration.	Approved (by a show of hands)	N/A	N/A
3. The ordinary resolution to continue Pembina's shareholder rights plan.	Approved	94.55% (291,899,345)	5.45% (16,838,210)
4. The special resolution approving the amendment to the Corporation's articles to increase the number of authorized Class A preferred shares, as set out in the Information Circular.	Approved	94.90% (292,992,879)	5.10% (15,744,665)
5. The advisory vote on the Corporation's approach to executive compensation.	Approved	91.67% (283,008,210)	8.33% (25,729,240)